SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: October 13, 2008

Press Release

Renesas Technology and On Track Innovations (OTI) To Introduce a New
Microcontroller-based Contactless Payment Solution for Banks

—    Product Designed to Help Credit Card Manufacturers Provide a Cost-Effective, High-
Quality System for American Banks

—    Solution Approved/Certified by MasterCard PayPass and Visa

TOKYO, Japan and FORT LEE, N.J. – October 13, 2008 – Renesas Technology Corp., a leading semiconductor system solutions provider for mobile, automotive and PC/AV (audio visual) markets, and On Track Innovations Ltd (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that they have developed a secure contactless microcontroller solution geared toward the US contactless payments market. The new secure payment solution has been certified by MasterCard PayPass for their 3.3 specifications and Visa 2.0.2 A&C V3.0 specifications to comply with contactless card standards. The solution is available to US banks and banks around the world who issue industry standard contactless cards.

Renesas Technology supplies the contactless microcontroller based on its AE-series smart card controller technology and OTI provides the operating system and application, and the contactless card technology including the inlay technology. The combination of Renesas’ secured contactless AE41R microcontroller and OTI’s Hercules operating system bundled in OTI’s contactless products and technology enables the development of a robust solution that meets the stringent security requirements of the payments industry, while also supporting the speed and convenience that is essential in contactless transactions.

The solution was developed to support the large volume orders expected for the US contactless payments market: Renesas is one of the largest contactless chip providers in the world and it is widely recognized by card manufacturers for superior quality, yield, time-to-market and packaging. OTI has almost two decades of experience providing secure contactless solutions for multiple markets, and is providing solutions to support contactless cards, key fobs, smart stickers and more unique contactless products.

“Renesas is committed to providing the banking industry with a highly secure, high performance quality contactless payment solution built with its advanced security microcontroller technology, world-class manufacturing capabilities and technical competence gained over the years of experience in the security market,” said Kenichi Ishibashi, general manager of secure MCU business unit Renesas Technology Corp. “By combining our chip technology and OTI’s operating system and an antenna module, we can simplify the design process for card manufacturers and help accelerate the adoption of more secure contactless payment methods among many banks around the world.”

“Our contactless solution provides issuers and card manufacturers with a cost-effective, reliable and secure way to implement contactless cards. We are geared up to support contactless payment programs with our proven solution of both cards and readers,” said Oded Bashan, Chairman and CEO of OTI.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About Renesas Technology Corp.
Renesas Technology Corp. is one of the world’s leading semiconductor system solutions providers for mobile, automotive and PC/AV (Audio Visual) markets and the world’s No.1 supplier of microcontrollers. It is also a leading provider of LCD Driver ICs, Smart Card microcontrollers, RF-ICs, High Power Amplifiers, Mixed Signal ICs, System-on-Chip (SoC) devices, System-in-Package (SiP) products and more. Established in 2003 as a joint venture between Hitachi, Ltd. (TSE:6501, NYSE:HIT) and Mitsubishi Electric Corporation (TSE:6503), Renesas Technology achieved consolidated revenue of 951 billion JPY in FY2007 (end of March 2008). Renesas Technology is based in Tokyo, Japan and has a global network of manufacturing, design and sales operations in around 20 countries with about 26,800 employees worldwide. For further information, please visit http://www.renesas.com

Other product names, company names, or brands mentioned are the property of their respective owners.

Safe Harbor for Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those related to the potential market for OTI’s and Renesas’s joint solution, expected revenues to be generated from this solution and its superiority. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Director of Corporate Communications	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz

Renesas Technology Contacts:

Japan:	China Mainland:
Yoichi Kobayashi	Carrie Yu
Renesas Technology Corp.	Renesas Technology (Shanghai) Co., Ltd.
kobayashi.yoichi2@renesas.com	carrie.yu@renesas.com
+81-3-6756-5555	+86-21-5877-1818(#803)

U.S.:	Hong Kong:
Akiko Ishiyama	Silkie Lau
Renesas Technology America Inc.	Renesas Technology Hong Kong Ltd.
akiko.ishiyama@renesas.com	silkie.lau@renesas.com
+1-408-382-7407	+852-2265-6611

Europe:	Taiwan region:
Jasper Credland	Frankie Tseng
Renesas Technology Europe Limited	Renesas Technology Taiwan Co., Ltd.
jasper.credland@renesas.com	frankie.tseng@renesas.com
+44-1628-585163	+886-2-3518-3392

Singapore:
Tan Swee Cheng
Renesas Technology Singapore Pte. Ltd.
Singapore_PR@renesas.com
+65-6213-0211